Exhibit 12.1

Bowater Incorporated

Statement of Computation of Unaudited Deficiency of Earnings to Fixed Charges

(in millions)

	9 Months ended September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:

Loss before income taxes, minority interests and cumulative effect of accounting changes	$(219)	$(111)	$(91)	$(148)	$(281)	$(251)
Add: Fixed charges from below	147	207	208	201	189	178
Less: Capitalized interest	—	4	1	0	7	8

	$(72)	$92	$117	$52	$(99)	$(81)

Fixed Charges:

Interest expense, net of interest capitalized	142	196	199	195	175	163
Capitalized interest	—	4	1	0	7	8
Estimate of interest within rental expense	2	3	3	2	3	3
Amortized premium and discounts related to indebtedness	3	4	4	3	4	4

	$147	$207	$208	$201	$189	$178

Deficiency of Earnings to Fixed Charges	$(219)	$(115)	$(92)	$(149)	$(288)	$(259)